

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $5,425,000, and an affiliate of the Adviser, which invested roughly $603,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Financing an apartment development in Palm Bay, FL

This investment fits into our broader strategy to invest in affordably-priced apartments across the Sunbelt.

We've invested roughly $6 million in the construction of the Mason Palm Bay, a 252-unit apartment community in Palm Bay, Florida, a growing city located along the Atlantic coast, just an hour outside of Orlando.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we reiterated in our third quarter performance update for investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This initial investment in the project was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $5.4 million, and the Balanced eREIT II, which invested $603,000.

Strategy

This investment follows a Fixed Income strategy

Business plan

Our loan will be used to finance the construction of this new community, which the borrower expects will take roughly two years to complete. At that point, they expect to lease up the units and pay back our loan via a sale or by refinancing once the property is stabilized.

The goal of this investment is to produce an **attractive income stream** through financing the creation of new housing in a growing area. Our investment in Mason Palm Bay is structured as preferred equity, which functions like debt, where we are entitled to an annual return equivalent to roughly 10% over the term of the investment.

Our $6 million investment represents our full commitment to the project, which will draw down over time as construction progresses.

Why we invested

- **Fast-growing area:** Located along the Atlantic coast of Florida just an hour drive from Orlando, Palm Bay's MSA population grew by 10.8% between 2010 and 2019, significantly more than the national MSA average of 7.5%. Part of the Space Coast — a stretch of Florida surrounding the Kennedy Space Center — Palm Bay's economy is anchored by the national aerospace and defense industries, and the city has has been recognized as a hub for excellent job, wage, and high-tech growth.

- **Experienced partner:** Waypoint Residential has invested over $2 billion across more than 20,000 rental housing units located in the South, Southeast, and Midwest markets. Prior to this acquisition, we have invested in eight other similar projects with Waypoint Residential, including the Lotus at Starkey Ranch and Williamson at the Overlook, both of which we initially invested in to fund their construction and later acquired as stabilized communities.

- **Attractive margin of safety:** The sponsor has roughly $13.6 million of equity (about 28% of the total expected costs) junior to our position. They would have to lose their entire investment before our principal was threatened.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.